Rangoon Restaurant Concepts LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Interest Earned	12.71
Sales	32,976.43
Doordash	58,363.81
Square	1,342,302.95
Total Sales	**1,433,643.19**
Total Income	**$1,433,655.90**
Cost of Goods Sold	
Food Purchases	199,401.19
Merchant Account Fees	36,181.48
Restaurant Supplies	48,689.01
Total Cost of Goods Sold	**$284,271.68**
GROSS PROFIT	**$1,149,384.22**
Expenses	
Advertising & Marketing	32,303.50
Ask My Accountant	39.60
Bank Charges & Fees	820.06
Computer & Internet Expense	4,889.64
POS System	1,453.50
Total Computer & Internet Expense	**6,343.14**
Contractors	43,857.82
Delivery Services	297.00
Dues & Subscriptions	7,656.67
Insurance	20,551.99
Interest Paid	3,516.05
Legal & Professional Services	15,350.53
Accountant	2,500.00
Total Legal & Professional Services	**17,850.53**
Linen Service	879.04
Meals & Entertainment	15,712.53
Office Supplies & Software	3,107.95
Other Business Expenses	493.13
Payroll Expenses	
Payroll Taxes	214,539.63
Processing Fees	12,116.20
Wages	464,448.80
Workers Comp	9,109.60
Total Payroll Expenses	**700,214.23**
Rent & Lease	99,086.88

Rangoon Restaurant Concepts LLC

Profit and Loss
January - December 2021

	TOTAL
Repairs & Maintenance	35,640.15
Electrician	7,370.00
Exterminator	8,868.31
Plumbing	1,450.00
Total Repairs & Maintenance	**53,328.46**
Security Expense	607.70
Taxes & Licenses	62,494.81
Telephone Expense	1,962.56
Travel	311.19
Transportation	5,141.96
Total Travel	**5,453.15**
Utilities	21,283.38
Waste Management	6,182.22
Total Expenses	**$1,104,042.40**
NET OPERATING INCOME	**$45,341.82**
NET INCOME	**$45,341.82**

Rangoon Restaurant Concepts LLC

Balance Sheet
As of December 24, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (1101)	91,178.25
Savings (7988)	50,006.12
Total Bank Accounts	**$141,184.37**
Total Current Assets	**$141,184.37**
Fixed Assets	
Furniture & Equipment	32,339.97
Leasehold Improvements	25,550.00
Total Fixed Assets	**$57,889.97**
Other Assets	
Security Deposit	103,500.00
Total Other Assets	**$103,500.00**
TOTAL ASSETS	**$302,574.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit card (0751)	47,375.30
Total Credit Cards	**$47,375.30**
Other Current Liabilities	
Loan Payable	241,492.88
PPP Loan	28,232.50
Square Loan	-64,685.76
Total Loan Payable	**205,039.62**
Sales Tax Payable	24,000.00
Total Other Current Liabilities	**$229,039.62**
Total Current Liabilities	**$276,414.92**
Total Liabilities	**$276,414.92**
Equity	
Capital Contributions	-20,000.00
Members Draw	-12,462.09
Opening Balance Equity	-38,199.03
Owner's Investment	10,016.00
Owner's Pay & Personal Expenses	-10,803.94
Retained Earnings	52,266.66
Net Income	45,341.82
Total Equity	**$26,159.42**
TOTAL LIABILITIES AND EQUITY	**$302,574.34**

Rangoon Restaurant Concepts LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	45,341.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit card (0751)	-3,917.36
Loan Payable	241,492.88
Loan Payable:PPP Loan	28,232.50
Loan Payable:Square Loan	-64,685.76
Sales Tax Payable	24,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**225,122.26**
Net cash provided by operating activities	**$270,464.08**
INVESTING ACTIVITIES	
Furniture & Equipment	-26,328.79
Leasehold Improvements	-4,800.00
Security Deposit	-103,500.00
Net cash provided by investing activities	**$ -134,628.79**
FINANCING ACTIVITIES	
Capital Contributions	-20,000.00
Members Draw	-9,614.31
Owner's Investment	10,016.00
Owner's Pay & Personal Expenses	-1,605.14
Net cash provided by financing activities	**$ -21,203.45**
NET CASH INCREASE FOR PERIOD	**$114,631.84**
Cash at beginning of period	26,552.53
CASH AT END OF PERIOD	**$141,184.37**